December 2, 2009

Sasha S. Parikh

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549-4720

Re:	PharMerica Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
File No. 1-33380

Dear Ms. Parikh:

This letter responds to a letter received on November 19, 2009 from the United States Securities and Exchange Commission (herein referred to as the “Commission”). The aforementioned letter from Jim B. Rosenberg, Senior Assistant Chief Accountant, was provided in connection with our previous responses filed August 4, 2009 and October 15, 2009 related to a comment letter from the Commission dated July 23, 2009 to PharMerica Corporation (herein referred to as “PharMerica” or the “Company”) as well as a subsequent verbal comment provided by you on October 8, 2009. With respect to Mr. Rosenberg’s comments we offer the following:

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It appears that there were no discrete events occurring after the acquisition that would warrant the adjustment to the allowance for doubtful accounts. Please explain to us why apparently there is no error in the pre-acquisition financial statements of PharMerica LTC or clarify for us specifically what information became available after the acquisition justifying the adjustment in the post-acquisition financial statements.

Management’s response:

Management continues to believe the adjustment to the allowance for doubtful accounts was properly accounted for as a change in estimate. While we acknowledge there is no single discrete event, our post acquisition review considered a number of factors that reflected:

•	Continuing changes in the institutional pharmacy industry;

•	Evolving relationships based on a new management team; and

•	The ability to adequately research the large amount of documentation necessary to pursue the collection of the acquired receivables.

In an effort to give the Commission some insight into the institutional pharmacy industry and complexities which impacted the new management team’s desire to perform an additional post-acquisition comprehensive analysis of the net realizable value of the acquired receivables, we offer the following as it relates to the primary customers of PharMerica LTC in particular, and the institutional pharmacy sector in general:

1.	Facility receivables represented approximately 45% of the total acquired receivables. These receivables were generated by direct billings to customers (primarily skilled nursing facilities or “SNF’s”). The SNF’s contracted directly with PharMerica LTC and were generally reimbursed under the Medicare Part A program. The Medicare Part A program (herein referred to as “Part A”) reimburses the SNF’s for only a limited amount of time subsequent to which the ultimate payor changes. These billings were done on a monthly basis and days sales outstanding exceeded 90 days. It is commonplace for facilities to dispute charges especially if the Part A coverage has expired and another payor becomes responsible without the pharmacy’s knowledge. As a result of the time sensitive nature of the receivables, the quality of many of the receivables deteriorated in the post-acquisition period.

2.	Medicare eligible participants likely participated in the Medicare Part D program (herein referred to as “Part D”). Part D receivables represented approximately 32% of the total acquired receivables. Under the Part D program, the Centers for Medicaid and Medicare Services (“CMS”) is the ultimate payer however the program is administered by Prescription Drug Plans (“PDP’s”) under numerous third party insurance plans approved by CMS. Prior to Part D, most patients were covered under state administered Medicaid programs, under which the pharmacies had to manage a limited number of formularies (generally one). In contrast, under the Part D program the number of formularies is only limited by the number of PDP’s that the pharmacy does business with, which at any point in time can exceed thirty (30). As a result of the multiple and varying contractual relationships, the conversion to Part D represented a significant challenge to the pharmacies and to the regional business offices.

The ultimate collectability of the receivables under contract was dependent upon producing significant additional documentation, timely filing and during the transition period cooperation with CMS and the PDP’s. In the post-acquisition period, the new management team assessed the circumstances and determined the necessary efforts would be better directed at prospective value-added activities.

3.	Private pay receivables represented approximately 16% of the total acquired receivables. These receivables were generated by medications delivered to the SNF’s for which the private pay resident was responsible for the charges. As these receivables are high volume and low transaction amounts it requires significant effort to collect these receivables. The new management team made a post-acquisition decision that the effort to collect many of these receivables would distract from other important activities.

4.	The remaining 7% of the acquired total receivables related to billings for which individual State Medicaid programs or third party insurance companies were responsible for the associated charges.

In the context of specific factors which impacted management’s decision to perform a comprehensive review, these included, but were not limited to the following:

1.	The industry was undergoing fundamental changes in its billing and collection processes as a result of the implementation of the Medicare Part D Program. In 2006, a significant amount of time passed before management, as well as the industry, understood the implications on the collectability of these receivables. The Medicare Part D Program was one of the most significant changes to ever occur within the institutional pharmacy industry. Ultimately the complexities introduced during the initial period of this program resulted in the new management determination in the post-acquisition period that the effort to collect otherwise valid receivables was not consistent with the future value-added activities.

2.	PharMerica LTC moved its billing operations to four regional billing offices from the pharmacies in 2006, further complicating the implementation of adequate billing and collection processes associated with the Medicare Part D Program. The transition to a new process model was a distraction to the overall collection process, resulting in an increase in DSOs and related collection efforts. With the completion of the transaction, new management determined it was not willing to incur the cost of the collection efforts, but rather needed to focus the effort of its employees on post-acquisition initiatives.

3.	Prior to or concurrent with the acquisition, several upper and mid-level members of the PharMerica LTC management team left the Company. As a consequence, we did not have their perspective, the benefit of their relationships or their continuing effort in the assessment and collection of the acquired receivables. In light of these circumstances, the new management team had to independently assess the continuing effort necessary to collect the acquired receivables.

Given these evolving circumstances in the post-acquisition period, the new management team deemed it prudent to undertake a comprehensive review and consider developing its own reserving methodology. It is important to note that management of the Company had no reason to conclude the prior practices were inappropriate. In accepting the estimated allowance for bad debt established by the predecessor company (as it relates to the purchase price accounting) the new management team considered the following:

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Reliance on due diligence procedures and discussions with the external auditors of PharMerica LTC. The method employed by the predecessor reflected a 36-month “look back” to estimate the appropriate level of reserves, which was deemed by the predecessor company and its auditors to be a reasonable estimation methodology. This approach appeared reasonable to the new management team.

•	Reliance on the extensive representations and warranties contained in the Master Transaction Agreement.

Once the new management team assumed control of the collections process on August 1, 2007, and prior to the due date of its first filings as an independent company (November 9, 2007), it undertook a comprehensive review to ensure full consideration of all industry relevant and company specific factors. We engaged key representatives of management including but not limited to the Senior VP’s of finance, operations, account management and information technology to understand their perspective of the customer base, collectability issues and the impacts of industry changes which had an effect on the net realizable value of the accounts receivable. Management also analyzed receivable balances by payer as well as historical cash to revenue trends. This extensive analysis resulted in an updated methodology from that previously employed by either PharMerica LTC or KPS. The impact of the change resulted in the recognition of the $27.9 million increase in the allowance for doubtful accounts for PharMerica LTC and $1.5 million for KPS. These adjustments were reviewed with the Board of Directors (the “Board”) and Audit Committee on two separate occasions, including discussion around the circumstances leading to the change in estimate and the scale of the adjustment. These adjustments were also discussed with and audited by the Company’s external auditors. Ultimately, the Board agreed with and approved the accounting treatment.

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Please explain to us why the adjustment is not representative of applying the accounting principle in paragraph 37b of SFAS 141 and reflected in the accounts receivable balance at the acquisition date as part of assigning amounts to assets and liabilities acquired.

Management’s response:

Management did consider the appropriateness of applying the general guidance provided under the provisions of 37b of SFAS 141, which included discussions with the Company’s external auditors, Board of Directors and Audit Committee members, however we had no basis for concluding that the adjustment was an error made by PharMerica LTC management in determining the net amount to be collected, but rather their best estimate of the net realizable value based upon their understanding of the facts and circumstances which existed at the time. In making this determination, the new management team also considered the definition of a “Change in Accounting Estimate” under the provisions of FAS 154, which is outlined below:

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A change that has the effect of adjusting the carrying amount of an existing asset or liability or altering the subsequent accounting for existing or future assets or liabilities. A change in accounting estimate is a necessary consequence of the assessment, in conjunction with the periodic presentation of financial statements, of the present status and expected future benefits and obligations associated with assets and liabilities. Changes in accounting estimates result from new information. Examples of items for which estimates are necessary are uncollectible receivables, inventory obsolescence, service lives and salvage values of depreciable assets, and warranty obligations.

It should be noted that key finance and accounting personnel of PharMerica LTC had resigned which were responsible for this key judgment area and had taken positions outside of PharMerica LTC. The accounting for the allowance for doubtful accounts is highly subjective for which the Company’s management believed was most reflective of a change in estimate. Management also believed its decision to record the adjustment as it did was the most conservative approach and provided an appropriately transparent disclosure to readers of the financial statements.

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Please tell us about the nature of the receivables acquired from PharMerica LTC and elaborate why your reserving methodology results in an apparently material difference from that employed by PharMerica LTC before the acquisition. In your response, please identify the material differences between the reserving methodologies employed and, where practicable, please quantify the material differences.

Management’s response:

With respect to the nature of the receivables acquired we refer the Commission to our first response beginning on page one.

As stated previously, the methodology employed by PharMerica LTC prior to the acquisition was a process which provided reserves based upon the age of the receivable and was validated using a 36 - month hindsight analysis. The approach of new management, described above, as well as additional consideration for the level of effort it would take to collect the receivables, were key factors in management’s determination to develop its own reserving approach.

The payor source is critical in the institutional pharmacy business as certain payors (Medicare Part D, Medicaid and third party insurance) are electronically adjudicated at the point of sale. If an adjudicated claim is denied upon transmission the risk of a receivable becoming uncollectible increases because of the multiple restrictions applied by the PDP’s. In addition, the collection of receivables from facilities (SNF’s) or private pay residents can also become a significant issue when documentation is not obtained and filed timely, or when the payor shifts to a less credit-worthy source. New management’s differential focus on the payor of the receivable is a key difference in the methodologies employed pre and post acquisition. Other significant differences that led to the change in estimate were the following:

1.	A detailed review of accounts receivable due from the facilities by owner. This was and continues to be an important component of the Company’s reserving methodology as the financial condition of a customer can vary significantly. As a result of this process, management judgmentally reviewed approximately 55% of PharMerica LTC’s facility accounts resulting in an additional reserve of approximately $10.1 million.

2.	The continuation of a “grid” methodology which provides reserves based on the age of the receivable. Different grids were created by payor type depending on the characteristics of the payor (DSO’s, contractual terms, etc.). The application of the new methodology at September 30, 2007, which considered all information available to the new management team, including the effect of payor specific grids and their effect on the deteriorating aging in the post-acquisition period, resulted in additional reserves of $17.8 million.

3.	Evaluation of the adequacy of the overall reserves through an analysis of historical cash collections as a percent of revenue minus bad debt expense. In addition, the new management team has continued to assess the adequacy and appropriateness of our initial estimates and have concluded that over the 28 months following the acquisition, the adjustment was appropriate and not excessive.

In summary, we continue to believe we have appropriately accounted for the $27.9 million increase in the allowance for doubtful accounts as a change in estimate and have described this in our consolidated financial statements.

Should you have any further questions or comments please do not hesitate to contact me at 502-627-7475.

Sincerely,

/s/ Michael J. Culotta

Michael J. Culotta

Executive Vice President and

Chief Financial Officer